Exhibit 99.5

ARRANGEMENT AGREEMENT

     THIS ARRANGEMENT AGREEMENT made as of the 20th day of August, 2004.

AMONG:

          ENTERRA ENERGY COMMERCIAL TRUST, a trust formed under the laws of the Province of Alberta (“Trust”)

AND

          ROCKY MOUNTAIN ACQUISITION CORP., a corporation formed under the laws of the Province of Alberta (“AcquisitionCo”)

AND

          ROCKY MOUNTAIN ENERGY CORP., a corporation formed under the laws of the Province of Alberta (“Rocky Mountain”)

          WHEREAS Rocky Mountain wishes to reorganize its business for the benefit of the Rocky Mountain Shareholders;

          AND WHEREAS the board of directors of Rocky Mountain has unanimously determined that it would be in the best interests of Rocky Mountain and the Rocky Mountain Shareholders to recommend that the Rocky Mountain Shareholders vote in favour of the Arrangement and to cooperate with the Trust and AcquisitionCo with respect to the Arrangement and take all reasonable action to support the Arrangement;

          AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein pursuant to an arrangement pursuant to the provisions of the ABCA;

          NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1	In this Agreement, unless the context otherwise requires:

(a)	“ABCA” means the Business Corporations Act (Alberta), RSA 2000 c. B-9, as amended, including the regulations promulgated thereunder;

(b)	“AcquisitionCo” means Rocky Mountain Acquisition Corp., a corporation incorporated under the ABCA;

(c)	“Agreement” means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(d)	“Applicable Laws” means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(e)	“Arrangement” means the arrangement under the provisions of Section 193 of the ABCA as set out in the Plan of Arrangement, as supplemented, modified or amended;

(f)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(g)	“Business” means all of the assets and liabilities of Rocky Mountain and its subsidiaries on a consolidated basis, including, without limitation, its producing and non producing properties and lands, facilities and related equipment, and other assets;

(h)	“business day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary for the transaction of banking business;

(i)	“Certificate of Arrangement” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(j)	“Closing” means the completion of the Plan of Arrangement;

(k)	“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

(l)	“Court” means the Court of Queen’s Bench of Alberta;

(m)	“Deposit” means the amount of $1,000,000 paid to Rocky Mountain by EET under the terms of the letter agreement between EET and Rocky Mountain dated August 4, 2004;

(n)	“EET” means Enterra Energy Trust, an open-ended unincorporated trust established under the laws of the Province of Alberta, including all predecessors;

(o)	“EET Financial Statements” means the audited consolidated financial statements of EET for the years ended December 31, 2003 and 2002, as well as the unaudited interim financial statements of EET for the six month period ended June 30, 2004;

(p)	“EET Public Documents” means all documents or information filed by or on behalf of EET in compliance with or intended compliance with Applicable Laws;

(q)	“EET Reserve Report” means the independent engineering evaluation of McDaniel & Associates Ltd. dated February 27, 2004, and effective December 31, 2004, of certain natural gas liquids and natural gas interests of EET;

(r)	“Effective Date” means the date shown on the Certificate of Arrangement or, if no Certificate of Arrangement is issued, the date upon which the Articles of Arrangement are filed;

(s)	“Effective Time” means 12:01 a. m. (Calgary time) on the Effective Date;

(t)	“Encumbrance” includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried, participation, net profits or other third party interest whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(u)	“Enterra” means Enterra Energy Corp., a body corporate incorporated under the ABCA;

(v)	“Enterra Information” has the meaning ascribed thereto in subsection 7.1(x);

(w)	“Exchangeable Shares” means the series A exchangeable shares in the capital of AcquisitionCo to be created on or before the Effective Time which shall be exchangeable on a one for one basis for Trust Units, subject to adjustment for distributions after the Effective Date;

(x)	“Exchangeable Share Support Agreement” means the support agreement relating to the Exchangeable Shares to be entered into on the Effective Date having terms and conditions satisfactory to each of AcquisitionCo and Rocky Mountain, acting reasonably;

(y)	“Fairness Opinion” means the opinion of FirstEnergy Capital Corp. that the Arrangement is fair, from a financial point of view, to the Rocky Mountain Shareholders;

(z)	“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa)	“FirstEnergy Fee” has the meaning ascribed thereto in Section 6.1(i);

(bb)	“Governmental Authority” includes any federal, provincial, municipal or other political subdivision, government department, commission, board, bureau, agency or instrumentality, domestic or foreign;

(cc)	“Income Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

(dd)	“Information Circular” means the information circular to be sent by Rocky Mountain to the Shareholders in connection with the holding of the Meeting;

(ee)	“Interim Order” means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ff)	“Lock-up Agreements” means the lock-up agreements entered into by certain Rocky Mountain Securityholders, representing not less than 30% of the outstanding Rocky

Mountain Shares at the date hereof, on a non-diluted basis, each of which provides that, inter alia, such Rocky Mountain Securityholders will vote in favour of the Arrangement;

(gg)	“Material Adverse Change” means any change (or any condition, event or development giving rise to a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, rights, liabilities, prospects or privileges, whether contractual or otherwise, of EET, AcquisitionCo, the Trust and Enterra or Rocky Mountain, as applicable, which is materially adverse to the business of that entity, but “Material Adverse Change” shall not include a change resulting from (i) an action taken by the Trust or AcquisitionCo or Rocky Mountain, as the case may be, to which the other consented to in writing, (ii) conditions affecting the oil and gas industry in the jurisdictions in which EET, the Trust or Enterra or Rocky Mountain, as the case may be, holds its assets, including, without limitation, changes in commodity prices or Taxes, or (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

(hh)	“Material Adverse Effect” means any effect that is, or would reasonably be expected to be, materially adverse to the business, operations, results of operations, assets, capitalization or financial condition of EET, AcquisitionCo, the Trust and Enterra or Rocky Mountain, as applicable, but “Material Adverse Effect” shall not include an effect resulting from (i) an action taken by the Trust or AcquisitionCo or Rocky Mountain to which the other Party hereto consented to in writing, (ii) conditions affecting the oil and gas industry in the jurisdictions in which the EET, the Trust, Enterra or Rocky Mountain, as the case may be, holds its assets, taken as a whole including, without limitation, changes in commodity prices or Taxes, or (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

(ii)	“McDaniel” means McDaniel & Associates Ltd., independent petroleum engineering consultants, Calgary, Alberta;

(jj)	“Meeting” means the annual and special meeting of the Rocky Mountain Shareholders to be called to, inter alia, consider and, if thought advisable, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(kk)	“misrepresentation” includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(ll)	“person” includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(mm)	“Plan of Arrangement” means the plan of arrangement having the terms substantially as set forth in Exhibit 1 hereto as amended or supplemented from time to time in accordance with Article 11 hereof;

(nn)	“Registrar” means the registrar appointed pursuant to Section 263 of the ABCA;

(oo)	“Rocky Mountain” means Rocky Mountain Energy Corp., a corporation continued under the ABCA;

(pp)	“Rocky Mountain Acquisition Proposal” shall have the meaning ascribed thereto in subsection 8.1(c)(i);

(qq)	“Rocky Mountain Counsel” means Bennett Jones LLP, or such other legal counsel as may be designated by Rocky Mountain;

(rr)	“Rocky Mountain Financial Statements” means the audited consolidated financial statements of Rocky Mountain for the years ended January 31, 2004 and 2003, as well as the unaudited interim financial statements of Rocky Mountain for the three month period ended April 20, 2004;

(ss)	“Rocky Mountain Net Debt” means debt, including amounts due under capital leases, and current liabilities of Rocky Mountain less the current assets of Rocky Mountain calculated in accordance with generally accepted accounting principles on a consolidated basis but, for further certainty, does not include the Severance Obligations or the FirstEnergy Fee;

(tt)	“Rocky Mountain Optionholders” means the holders of Rocky Mountain Options;

(uu)	“Rocky Mountain Options” means, collectively, all outstanding stock options, whether or not vested, to acquire Rocky Mountain Shares;

(vv)	“Rocky Mountain Public Documents” means all documents or information which has been filed by or on behalf of Rocky Mountain in compliance with or intended compliance with Applicable Laws;

(ww)	“Rocky Mountain Reserve Report” means the report of Trimble Engineering Associates Ltd. dated April 23, 2004 evaluating certain of Rocky Mountain’s oil, natural gas liquids and natural gas reserves and the estimated future cash flows from such reserves, effective January 31, 2004;

(xx)	“Rocky Mountain Securities” means, collectively, Rocky Mountain Shares and Rocky Mountain Options;

(yy)	“Rocky Mountain Securityholders” means, collectively, Rocky Mountain Shareholders and Rocky Mountain Optionholders;

(zz)	“Rocky Mountain Shareholders” means the holders of Rocky Mountain Shares;

(aaa)	“Rocky Mountain Shares” means the common shares of Rocky Mountain as constituted on the date hereof;

(bbb)	“Rocky Mountain Subsidiaries” means Web Energy Corp., Candera Exploration Inc., Great Plains Royalty Investments Ltd., Bizon Royalties Ltd., General Royalties Ltd., Gramco Royalties Ltd. and Middle West Royalty Investments Ltd.;

(ccc)	“Severance Obligations” has the meaning ascribed thereto in Section 6.1(u)

(ddd)	“subsidiary” means, when used to indicate a relationship with another body corporate,

(i)	a body corporate which is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate each of which is controlled by that other; or

(ii)	a subsidiary of a body corporate that is the other’s subsidiary;

(eee)	“Trust” means Enterra Energy Commercial Trust, an open-end unincorporated trust established under the laws of the Province of Alberta, including all predecessors;

(fff)	“Trust Break Fee” has the meaning ascribed thereto in Section 8.3 hereof;

(ggg)	“Trust Counsel” means McCarthy Tétrault LLP, or such other legal counsel as may be designated by the Trust;

(hhh)	“Trust Units” means the trust units of EET as constituted on the date hereof;

(iii)	“TSX” means the Toronto Stock Exchange;

(jjj)	“TSXV” means the TSX Venture Exchange; and

(kkk)	“Voting and Exchange Trust Agreement” means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date having terms and conditions satisfactory to each of AcquisitionCo and Rocky Mountain, acting reasonably.

1.2	The following Exhibit forms part of this Agreement:

Exhibit 1 — Plan of Arrangement

ARTICLE 2
INTERPRETATION

2.1	The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2	Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3	In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

2.4	In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5	References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6	Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7	All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

2.8	All references to the date of this Agreement, “the date hereof” or similar expressions or references shall mean August 20, 2004, except as is expressly provided herein.

ARTICLE 3
ROCKY MOUNTAIN’S CLOSING CONDITIONS

3.1	The obligation of Rocky Mountain to complete the transactions contemplated herein are subject to the fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a)	the representations and warranties made by the Trust and AcquisitionCo in Section 7.1 of this Agreement shall be true as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on EET, the Trust, Enterra and AcquisitionCo, taken as a whole; and AcquisitionCo shall have provided to Rocky Mountain a certificate of an officer of AcquisitionCo certifying as to such matters on the Effective Date;

(b)	The Trust shall have provided Rocky Mountain with opinions of Trust Counsel satisfactory to Rocky Mountain, acting reasonably, dated the Effective Date and addressed to Rocky Mountain to the effect that:

(i)	the Trust is a trust existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii)	AcquisitionCo is duly incorporated and validly existing under the laws of the Province of Alberta and AcquisitionCo has full power and authority to enter into this Agreement and perform its obligations hereunder;

(iii)	EET is a trust existing under the laws of the Province of Alberta;

(iv)	all necessary proceedings of the Trust and AcquisitionCo have been taken to fully, validly and effectively authorize this Agreement and the transactions contemplated herein, including the Arrangement, the performance by the Trust and AcquisitionCo of their obligations hereunder and thereunder, and the execution and delivery by the Trust and AcquisitionCo of this Agreement and all documents to be delivered pursuant hereto;

(v)	the execution and delivery by the Trust and AcquisitionCo of this Agreement and all documents to be delivered pursuant hereto, the performance by the Trust and

AcquisitionCo of their obligations hereunder and thereunder, and the consummation of the transactions contemplated herein and therein will not:

(A)	result in the breach of or violate any term or provision of the governing documents of EET, the Trust or AcquisitionCo; or

(B)	violate any provision of law or administrative regulation or, in each case as known to Trust Counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to the Trust or AcquisitionCo;

(vi)	this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by the Trust and AcquisitionCo and this Agreement is, and such other documents will be, valid and binding on the Trust and AcquisitionCo and enforceable against each in accordance with its terms;

(vii)	the Trust Units to be delivered pursuant to the Plan of Arrangement will, upon issuance, be duly and validly issued as trust units of EET; and

(viii)	the Trust Units and Exchangeable Shares to be issued or delivered, as the case may be, pursuant to the Arrangement shall not be subject to any hold period, restricted period or seasoning period under Applicable Laws in force in Canada except for those that have been satisfied on the Effective Date.

In giving such opinion, Trust Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Trust Counsel is of the opinion that the opinion of such local counsel is one upon which Trust Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of AcquisitionCo or any other appropriate persons reasonably acceptable to Rocky Mountain Counsel provided further that such opinion shall be limited to the applicable federal and provincial laws of Canada;

(c)	the Trust and AcquisitionCo shall have complied in all material respects with their respective covenants in this Agreement and the Trust shall have provided to Rocky Mountain a certificate of an officer of AcquisitionCo certifying as to such compliance;

(d)	before giving effect to the transactions contemplated by this Agreement, there shall have been no Material Adverse Change in respect of EET, the Trust, Enterra and AcquisitionCo, taken as a whole, except as disclosed in the EET Public Documents (including the EET Financial Statements) prior to the date hereof or except as has been previously disclosed in writing to Rocky Mountain prior to the date hereof;

(e)	the Trust Units and Exchangeable Shares to be delivered, and the cash payable, in each case pursuant to the Arrangement, shall have been deposited with the Depositary (as defined in the Plan of Arrangement) together with an irrevocable direction authorizing and directing the Depositary to deliver or pay (as applicable) the Trust Units, Exchangeable Shares and/or cash deliverable or payable (as applicable) pursuant to the Arrangement to the holders of the Rocky Mountain Shares who are entitled to receive such units, shares and/or cash payment in accordance with and upon completion of the Arrangement; and

(f)	there shall have been no adverse change to EET’s distribution policy (including the frequency or quantum thereof), except to the extent resulting from an event or circumstance relating to conditions affecting the oil and gas industry in the jurisdictions in which the Trust or Rocky Mountain holds its assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates.

The foregoing conditions precedent are for the benefit of Rocky Mountain and may be waived, in whole or in part, by Rocky Mountain in writing at any time. If any of the said conditions precedent shall not be complied with or waived by Rocky Mountain on or before the date required for the performance thereof, Rocky Mountain may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice from Rocky Mountain to the Trust.

ARTICLE 4
THE TRUST’S AND ACQUISITIONCO’S CLOSING CONDITIONS

4.1	The respective obligation of the Trust and AcquisitionCo to complete the transactions contemplated herein is subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a)	the representations and warranties made by Rocky Mountain in Section 6.1 of this Agreement shall be true as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Rocky Mountain; and Rocky Mountain shall have provided to the Trust and AcquisitionCo a certificate of an officer of Rocky Mountain certifying as to such matters on the Effective Date;

(b)	Rocky Mountain shall have provided the Trust and AcquisitionCo with opinions of Rocky Mountain Counsel satisfactory to the Trust, AcquisitionCo and Trust Counsel, acting reasonably, dated the Effective Date and addressed to the Trust and AcquisitionCo to the effect that:

(i)	Rocky Mountain is duly incorporated and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii)	all necessary corporate proceedings of Rocky Mountain have been taken to fully, validly and effectively authorize this Agreement and the Arrangement, as the case may be, and the transactions contemplated herein and therein, including the performance by Rocky Mountain of its obligations hereunder and thereunder, and the execution and delivery by Rocky Mountain of this Agreement and all documents delivered pursuant hereto or thereto;

(iii)	the execution and delivery by Rocky Mountain of this Agreement and all documents delivered pursuant hereto, the performance by Rocky Mountain of its obligations hereunder and thereunder, and the consummation of the transactions contemplated herein and therein will not:

(A)	result in the breach of or violate any term or provision of the articles, by laws or governing documents of Rocky Mountain; or

(B)	violate any provision of law or administrative regulation or, in each case as known to Rocky Mountain Counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Rocky Mountain or the Business.

(iv)	this Agreement and the documents delivered pursuant hereto will be duly executed and delivered by Rocky Mountain, and this Agreement is, and such other documents will upon execution be, valid and binding on Rocky Mountain and enforceable against it in accordance with their respective terms; and

(v)	as to the authorized capital of Rocky Mountain immediately prior to the Effective Date.

In giving such opinion, Rocky Mountain Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Rocky Mountain Counsel is of the opinion that the opinion of such local counsel is one upon which Rocky Mountain Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Rocky Mountain or any other appropriate persons reasonably acceptable to Trust Counsel;

(c)	Rocky Mountain shall have complied in all material respects with its covenants in this Agreement and Rocky Mountain shall have provided to the Trust and AcquisitionCo a certificate of an officer certifying as to such compliance;

(d)	before giving effect to the transactions contemplated by this Agreement, there shall have been no Material Adverse Change in respect of Rocky Mountain, taken as a whole, or the Business, except as disclosed in the Rocky Mountain Public Documents (including the Rocky Mountain Financial Statements) prior to the date hereof or except as have been previously disclosed in writing to AcquisitionCo prior to the date hereof;

(e)	the board of directors of Rocky Mountain shall not have changed, withdrawn or modified its endorsement of the Arrangement, its determination that the Arrangement is fair and in the best interests of Rocky Mountain and the Rocky Mountain Shareholders and its recommendation that Rocky Mountain Shareholders vote in favour of the Arrangement;

(f)	each of the members of the board of directors of Rocky Mountain and each of the officers of Rocky Mountain shall have provided their written resignations as directors and officers effective on or before the Effective Date together with a release (satisfactory to the Trust) in favour of Rocky Mountain, and the board of directors of Rocky Mountain shall have been reconstituted with nominees of the Trust as at the Effective Date;

(g)	each of the persons employed or otherwise engaged by Rocky Mountain shall have executed termination agreements with Rocky Mountain, on terms satisfactory to the Trust, acting reasonably, which agreements shall provide for, inter alia, termination of such employment or engagement (as the case may be), any applicable severance payments, and provision for appropriate withholdings; provided that the aggregate severance, bonus, termination or other similar payments paid by Rocky Mountain in respect of such terminations shall not exceed

$1,178,000, which funds shall be held in trust by Rocky Mountain’s counsel and released at Closing;

(h)	all the outstanding Rocky Mountain Options shall have been exercised, as evidenced by a certificate from a senior officer of Rocky Mountain, and the Trust shall be satisfied that the Rocky Mountain Options will no longer represent any right to acquire Rocky Mountain Shares after giving affect to the Arrangement and that there are no other outstanding claims or rights or securities which could become claims or rights to Rocky Mountain Shares;

(i)	there shall be no action taken under any existing law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of the Trust or AcquisitionCo to effectively exercise full rights of ownership of the Rocky Mountain Shares, including, without limitation, the right to vote any such shares, or the ability of the Trust or AcquisitionCo to operate, use and exploit the Business;

(j)	holders of not more than 10% of the issued and outstanding Rocky Mountain Securities shall have exercised rights of dissent in relation to the Plan of Arrangement (if required by the Interim Order) and Rocky Mountain shall have provided to the Trust and AcquisitionCo a certificate of an officer of Rocky Mountain certifying on the Effective Date the number of Rocky Mountain Securities in respect of which, to such officer’s knowledge, the holders thereof have exercised rights of dissent;

(k)	immediately prior to the Effective Time: (i) the aggregate number of Rocky Mountain Shares issued and outstanding (including those which may be issued pursuant to the exercise of the then outstanding Rocky Mountain Options) does not exceed 7,709,771; (ii) there are no other shares of Rocky Mountain outstanding; and (iii) no person has any agreement or option or any right or privilege (whether by law, preemptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued Rocky Mountain Shares; and Rocky Mountain shall have provided to the Trust a certificate from Rocky Mountain’s registrar and transfer agent as to the issued and outstanding Rocky Mountain Shares immediately prior to the Effective Date; and

(l)	Rocky Mountain shall have delivered to the Trust the executed Lock-up Agreements concurrent with the execution of this Agreement.

The foregoing conditions precedent are for the benefit of the Trust and AcquisitionCo and may be waived, in whole or in part, by the Trust and AcquisitionCo in writing at any time. If any of the said conditions precedent shall not be complied with or waived by the Trust and AcquisitionCo on or before the date required for the performance thereof, the Trust and AcquisitionCo may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice to Rocky Mountain.

ARTICLE 5
MUTUAL CLOSING CONDITIONS

5.1	The obligations of the Trust, AcquisitionCo and Rocky Mountain to complete the transactions contemplated herein are subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a)	on or before August 27, 2004, the Interim Order shall have been granted in form and substance satisfactory to the Trust and Rocky Mountain, each acting reasonably, and such Interim Order shall not have been set aside or modified in a manner unacceptable to the Trust and Rocky Mountain, each acting reasonably;

(b)	a special resolution shall have been passed by the Rocky Mountain Shareholders as required pursuant to the Interim Order, on or before September 30, 2004, in form and substance satisfactory to each of the Trust and Rocky Mountain, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(c)	on or before September 30, 2004, the Final Order shall have been granted in form and substance satisfactory to the Trust and Rocky Mountain, each acting reasonably;

(d)	the Arrangement shall have become effective on or before September 30, 2004;

(e)	there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f)	Rocky Mountain and the Trust shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions satisfactory to Rocky Mountain and the Trust, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory period;

(g)	on or before Closing, AcquisitionCo shall be the holder of a sufficient number of Trust Units so as to allow it to satisfy its obligation to deliver Trust Units under the Plan of Arrangement;

(h)	the Exchangeable Shares shall have been created, having terms and conditions mutually agreeable to the Trust and Rocky Mountain, acting reasonably;

(i)	the Exchangeable Share Support Agreement and Voting and Exchange Trust Agreement shall have been entered into; and

(j)	the TSX shall have conditionally approved the listing of the Trust Units deliverable under the Arrangement, and upon the exchange of the Exchangeable Shares, on terms which EET is capable of satisfying after giving effect to the Arrangement.

The foregoing conditions are for the mutual benefit of the Trust, AcquisitionCo and Rocky Mountain and may be waived, in whole or in part, by the Trust, AcquisitionCo and Rocky Mountain together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, the Trust and AcquisitionCo, or Rocky Mountain may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other party.

ARTICLE 6
ROCKY MOUNTAIN’S REPRESENTATIONS AND WARRANTIES

6.1	Rocky Mountain severally represents, warrants and covenants to the Trust and AcquisitionCo with respect to itself that:

(a)	the Rocky Mountain Subsidiaries are direct and indirect wholly-owned subsidiaries, and the only subsidiaries, of Rocky Mountain, and apart from its ownership of these entities Rocky Mountain does not have any other interests in any other entities whatsoever (corporate, partnership or otherwise). All of the shares of each of Rocky Mountain’s subsidiaries are owned by Rocky Mountain with valid and marketable title thereto, free and clear of any and all Encumbrances and demands of any nature or kind whatsoever;

(b)	Rocky Mountain and each of its subsidiaries is duly organized, formed and validly existing under the laws of the jurisdiction where they were respectively organized and created, and has the capacity, power and authority to own or lease their respective properties and assets and to carry on their respective business as now conducted by each;

(c)	each of Rocky Mountain and its subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature of their respective business or the property or assets owned or leased thereby makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect on Rocky Mountain or the Business, taken as a whole;

(d)	Rocky Mountain has all requisite corporate power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and to perform its obligations hereunder and thereunder;

(e)	this Agreement has been duly authorized, executed and delivered by Rocky Mountain, and all documents to be executed and delivered by Rocky Mountain pursuant to this Agreement will be duly executed and delivered, and this Agreement constitutes, and each of the other documents to be executed and delivered by Rocky Mountain pursuant to this Agreement will, once executed, constitute, a legal, valid and binding obligation of Rocky Mountain enforceable against it in accordance with its terms;

(f)	the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i)	result in the breach of or violate any term or provision of the articles, by laws or governing documents of Rocky Mountain;

(ii)	conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, contract, instrument, license, permit or authority to which Rocky Mountain or any of its subsidiaries is a party or by which they are bound or to which any of their property is subject;

(iii)	give to any person any material interest or right, including the right of purchase, termination, cancellation or acceleration under any such agreement, contract instrument, license, permit or authority;

(iv)	result in the creation of any Encumbrance upon any assets comprised in the Business; or

(v)	violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Rocky Mountain or its subsidiaries, or the Rocky Mountain Shares, or the Business, except to the extent such result or occurrence as set forth in this subsection 6.1(f) does not have a Material Adverse Effect on Rocky Mountain;

(g)	Rocky Mountain and each of its subsidiaries has complied with and is in compliance with all laws or regulations applicable to the operation of their respective businesses, including all Applicable Laws, except where failure to do so would not have a Material Adverse Effect on Rocky Mountain, taken as a whole, and Rocky Mountain and each of its subsidiaries has all licenses, permits, orders or approvals of, and has made all required registrations with any government or regulatory body that are material to the conduct of the Business;

(h)	the board of directors of Rocky Mountain, upon consultation with its advisors and upon receipt of a verbal Fairness Opinion, has determined that the Arrangement is fair to Rocky Mountain Shareholders, that the Arrangement is in the best interests of Rocky Mountain and the holders of the Rocky Mountain Shares, has unanimously approved the Arrangement and the entering into of this Agreement and will unanimously recommend that holders of Rocky Mountain Shares vote in favour of the Arrangement;

(i)	neither Rocky Mountain nor any of its subsidiaries has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission, financial advisory fees or other similar forms of compensation with respect to the transactions contemplated herein, other than pursuant to the financial advisory agreement dated May 13, 2004 entered into between FirstEnergy Capital Corp. and Rocky Mountain (the “FirstEnergy Fee”), a copy of which has been provided to the Trust;

(j)	there are no actions, suits, other legal, administrative or arbitration proceedings or government investigations commenced, or to the knowledge of Rocky Mountain contemplated, at law or in equity or before or by any court or other Governmental Authority and which involve or affect Rocky Mountain, its subsidiaries, or the Business, including, without limitation, the title to, or ownership of, the Business, which could have a Material Adverse Effect on Rocky Mountain or the Business and, to the best of the knowledge, information and belief of Rocky Mountain, there are no grounds upon which any such actions, suits or proceedings may be commenced with a reasonable likelihood of success;

(k)	the authorized capital of Rocky Mountain consists of an unlimited number of Rocky Mountain Shares and an unlimited number of preferred shares, of which as at the date hereof, only 7,142,487 Rocky Mountain Shares and no preferred shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(l)	no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Rocky Mountain (or any subsidiary of Rocky Mountain), except for Rocky Mountain Options to purchase in the aggregate not more than 567,284 Rocky Mountain Shares;

(m)	except as disclosed in writing to AcquisitionCo prior to the date hereof, the respective minute books of Rocky Mountain and each of its subsidiaries are complete, accurate and up to date in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(n)	the Rocky Mountain Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of Rocky Mountain as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Rocky Mountain as at the dates thereof;

(o)	no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Rocky Mountain, and Rocky Mountain is not in default of any requirement of Applicable Laws;

(p)	the information and statements set forth in the Rocky Mountain Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Rocky Mountain which is not disclosed in such public record, and Rocky Mountain has not filed any confidential material change reports which continue to be confidential;

(q)	since January 31, 2004, each of Rocky Mountain and its subsidiaries has:

(i)	not amended its articles, by laws or other governing documents;

(ii)	not disposed of any property or assets out of the ordinary course of business and not disposed of any material properties set forth in the Rocky Mountain Reserve Report;

(iii)	conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv)	not suffered any Material Adverse Change in its Business;

(v)	not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained, except as required under Canadian generally accepted accounting principles;

(vi)	not paid any bonuses or other unusual payments other than as disclosed in writing to AcquisitionCo prior to the date hereof;

(vii)	not issued any guarantees or made any commitments outside the normal course of business other than as disclosed in writing to AcquisitionCo prior to the date hereof;

(viii)	not incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on the consolidated balance sheet of Rocky Mountain; and

(ix)	expect as disclosed in writing to AcquisitionCo prior to the date hereof, not entered into or closed any hedge, swap or other like transactions;

(r)	Rocky Mountain and each of its subsidiaries has conducted and is conducting its business and operations in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Rocky Mountain and each of its subsidiaries of each jurisdiction in which it carries on business, and each of Rocky Mountain and its subsidiaries holds all licenses, registrations and qualifications material to its business and assets (and which are necessary or desirable to carry on its business) in all jurisdictions in which it carries on business and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on the business and operations of Rocky Mountain, taken as a whole, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on the Business and operations of Rocky Mountain, taken as a whole;

(s)	all ad valorem, property, production, severance and similar taxes and assessments, royalties or lease rentals based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by Rocky Mountain and each of its subsidiaries in respect of any properties or assets up to the date hereof and to the Effective Time have been or will be properly and fully paid and discharged;

(t)	except as disclosed in writing to AcquisitionCo prior to the date hereof, no officer, director, employee or consultant of Rocky Mountain, any associate or affiliate of any such person or any party not at arm’s length to Rocky Mountain owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from Rocky Mountain’s (or its subsidiaries) properties or assets or any revenue or rights attributed thereto;

(u)	except as have been disclosed in writing to AcquisitionCo prior to the date hereof, there are no contracts, bonus, severance or other arrangements to which Rocky Mountain is a party with any director, officer, employee or consultant of Rocky Mountain, or any associate or affiliate of any such director, officer, employee or consultant, nor is there any indebtedness owing by Rocky Mountain to any such parties or by any such parties to Rocky Mountain and the aggregate amount payable under all written employment contracts, bonus and severance arrangements, which are payable upon the completion of the Arrangement, does not exceed $1,178,000 (the “Severance Obligations”);

(v)	there is not in effect with respect to Rocky Mountain, and prior to the Effective Date Rocky Mountain will not implement, any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Rocky Mountain Shares or other securities of Rocky Mountain or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective;

(w)	all policies of insurance in force as of the date hereof naming Rocky Mountain as an insured have been disclosed to AcquisitionCo. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Plan of Arrangement and in the event such policies expire pursuant to their terms, Rocky Mountain will use reasonable commercial efforts to renew such insurance for at least such period of time as is necessary to have adequate insurance until after the Effective Date;

(x)	Rocky Mountain has made available to Trimble Engineering Associated Ltd. prior to the issuance of the Rocky Mountain Reserve Report, all information material to the accurate assessment of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Rocky Mountain has no knowledge of any material adverse change to the oil and gas reserves of Rocky Mountain and its subsidiaries since the effective date of the Rocky Mountain Reserve Report;

(y)	except as has been disclosed in writing to AcquisitionCo prior to the date hereof, Rocky Mountain is not aware of any defects, failures or impairments in the title of Rocky Mountain and each of its subsidiaries to its oil and gas properties or facilities which in aggregate could have a Material Adverse Effect on Rocky Mountain, taken as a whole, or the anticipated cash-flow of Rocky Mountain, or the Business. Rocky Mountain has provided AcquisitionCo with true and complete copies of all title reports, opinions and reviews that it has in respect of its assets;

(z)	the Rocky Mountain Net Debt does not exceed $10,000,000 as at August 19, 2004;

(aa)	Rocky Mountain and each of its subsidiaries, on or before Closing, will have duly and timely filed, in proper form, all returns in respect of taxes under the Income Tax Act, the Alberta Corporate Tax Act (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the Mines and Minerals Tax Act (Alberta), the Freehold Mineral Rights Tax Act (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Rocky Mountain and each of its subsidiaries, and the Excise Tax Act (Canada) for all prior periods in respect of which such filings are required; and all taxes owing with respect to periods ending on or prior to January 31, 2004 related to Rocky Mountain and its subsidiaries have been paid or accrued on the consolidated books of Rocky Mountain calculated in accordance with Canadian generally acceptable accounting principles and all payments by Rocky Mountain and each of its subsidiaries to any non resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Rocky Mountain and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Rocky Mountain and each of its subsidiaries has made all instalment payments required to be made prior to the date hereof under all applicable tax legislation; and Rocky Mountain and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof;

(bb)	there are no outstanding agreements or waivers material to Rocky Mountain or its subsidiaries extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period and there are no proposed or issued assessments or reassessments respecting Rocky Mountain or its subsidiaries material to Rocky Mountain or its subsidiaries or the Business pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority;

(cc)	except as disclosed in writing to AcquisitionCo prior to the date hereof, neither Rocky Mountain nor its subsidiaries is a party to any written contracts of employment or consulting agreements or collective bargaining agreements and there are no currently existing employment benefit plans, arrangements or agreements, other than health and group insurance plans and customary government plans such as Canada Pension Plan, Employment Insurance and Workers Compensation, to which Rocky Mountain or its subsidiaries is a party or by which it is bound;

(dd)	the execution, delivery and performance of this Agreement does not and will not result in the restriction of either Rocky Mountain or any of its subsidiaries from engaging in their respective businesses or from competing with any person or in any geographical area and does not and will not result in a Material Adverse Effect on their respective businesses or trigger or cause to arise any rights of any person under any contract or arrangement to restrict any of the foregoing from engaging in the business currently carried on by Rocky Mountain and its subsidiaries;

(ee)	to the best of the knowledge of Rocky Mountain, except to the extent that any violation or other matter referred to in this paragraph does not have a Material Adverse Effect on Rocky Mountain, taken as a whole, or the Business:

(i)	Rocky Mountain and each of its subsidiaries is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(ii)	Rocky Mountain and each of its subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii)	there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified on any of the real property owned or leased by Rocky Mountain or its subsidiaries or under their control;

(iv)	there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Rocky Mountain or its subsidiaries;

(v)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Rocky Mountain or its subsidiaries;

(vi)	Rocky Mountain and each of its subsidiaries has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vii)	Rocky Mountain and each of its subsidiaries holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by Rocky Mountain and each of its subsidiaries, and (B) notifications relating to reclamation obligations under the Environmental Protection and Enhancement Act (Alberta), Rocky Mountain and each of its subsidiaries has not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(ff)	Rocky Mountain is a “reporting issuer”, or the equivalent thereof, in the provinces of British Columbia, Alberta and Saskatchewan and is in material compliance with all securities laws of such provinces and the rules and policies of the TSXV and the Rocky Mountain Shares are listed only on the TSXV.

(gg)	except for the approvals contemplated in this Agreement and approvals that have been obtained and other than in the normal course in connection with or in compliance with the provisions of securities laws, the rules of the TSXV and any pre-merger notification statutes, (i) there is no legal impediment to Rocky Mountain’s consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Rocky Mountain in connection with the making of this Agreement or the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder;

(hh)	all information relating to Rocky Mountain and the Business in the Information Circular shall be true and complete in all material respects and shall not contain any misrepresentation; and

(ii)	Rocky Mountain has not issued, at any time, any Rocky Mountain Options to which subsections 7(1.1) and 7(8) of the Income Tax Act could apply.

ARTICLE 7
THE TRUST’S AND ACQUISITIONCO’S REPRESENTATIONS AND WARRANTIES

7.1	Each of the Trust and AcquisitionCo jointly and severally represents, warrants and covenants to Rocky Mountain that:

(a)	each of EET and the Trust is a trust duly settled and validly existing under the laws of the Province of Alberta, EET is conducting its activities in accordance with the terms of the Trust Indenture, and the Trust has the capacity, power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b)	EET qualifies as a “mutual fund trust” for the purposes of the Income Tax Act;

(c)	AcquisitionCo is duly organized and validly existing under the laws of the Province of Alberta, has the capacity, power and authority to carry on its business as now conducted by it;

(d)	Enterra is duly organized and validly existing under the laws of the Province of Alberta, has the capacity, power and authority to own or lease its properties and assets and to carry on its business as now conducted by it;

(e)	each the Trust and AcquisitionCo is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect on EET, the Trust, Enterra and AcquisitionCo, taken as a whole;

(f)	each the Trust and AcquisitionCo has all requisite power and authority to enter into this Agreement and all documents to be delivered pursuant hereto and, subject to the terms hereof, to perform its obligations hereunder and thereunder;

(g)	this Agreement has been duly authorized, executed and delivered by the Trust and AcquisitionCo and all documents to be delivered by the Trust or AcquisitionCo pursuant to this Agreement will be duly authorized, executed and delivered by the Trust or AcquisitionCo, as the case may be, and this Agreement will constitute legal, valid and binding obligations of the Trust and AcquisitionCo enforceable in accordance with their respective terms;

(h)	the execution and delivery of this Agreement and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i)	result in the breach of or violate any term or provision of the governing documents of EET, the Trust or AcquisitionCo;

(ii)	conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, contract, instrument, license, permit or authority to which EET, the Trust or AcquisitionCo is a party or by which they are bound or to which any of their property is subject; or

(iii)	violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to EET, the Trust or AcquisitionCo;

except to the extent such result or occurrence as set forth in this subsection 7.1(h) does not have a Material Adverse Effect on EET, the Trust and Enterra and AcquisitionCo, taken as a whole;

(i)	each of the Trust and AcquisitionCo has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a Material Adverse Effect on EET, the Trust, Enterra and AcquisitionCo, taken as a whole, and each of the Trust and AcquisitionCo has all licenses, permits, orders or approvals of, and has made all required registrations with any government or regulatory body that are material to the conduct of its business;

(j)	there are no actions, suits, other legal, administrative or arbitration proceedings or government investigations commenced, or to the knowledge of the Trust or AcquisitionCo contemplated, at law or in equity or before or by any court or other Governmental Authority and which involve or affect EET, the Trust, Enterra or AcquisitionCo which could reasonably be expected to have a Material Adverse Effect on EET, the Trust, Enterra and AcquisitionCo, taken as a whole;

(k)	as of the date hereof, the authorized capital of EET consists of an unlimited number of Trust Units and an unlimited number of special voting rights. As of the date hereof, 23,178,931 Trust Units are issued and outstanding, 501,159 Trust Units are issuable pursuant to exchangeable shares currently issued by Enterra. There is also, as of the date hereof, one special voting right issued or outstanding relating to the exchangeable shares issued by Enterra.

(l)	no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued units or other securities of EET;

(m)	the EET Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and presents fairly the financial position of EET as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended;

(n)	no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of EET, and EET is not in default of any material requirement of Applicable Laws;

(o)	the information and statements set forth in the EET Public Documents were true, correct and complete and did not contain any misrepresentations, as of their respective dates, no material change has occurred in relation to EET which is not disclosed in such public record, and EET has not filed any confidential material change reports which continue to be confidential;

(p)	Enterra has conducted and is conducting its business and operations in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Enterra of each jurisdiction in which it carries on business, and Enterra holds all licenses, registrations and qualifications material to its business and assets (and which are necessary or desirable to carry on its business) in all jurisdictions in which it carries on business and where the failure to be in such compliance would have a Material Adverse Effect on the business and operations of Enterra, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on the business and operations of Enterra;

(q)	Enterra has made available to McDaniel prior to the issuance of the EET Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) the Trust and Enterra have no knowledge of any Material Adverse Change to the oil and gas reserves of Enterra since the effective date of the EET Reserve Report;

(r)	the Trust is not aware of any defects, failures or impairments in the title of Enterra to its oil and gas properties or facilities, which in aggregate could have a Material Adverse Effect on the business of Enterra or the anticipated cash-flow of EET or Enterra;

(s)	each of EET, the Trust and Enterra has duly completed, in proper form, and will file in due course, returns in respect of taxes under the Income Tax Act, the Alberta Corporate Tax Act (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the Mines and Minerals Tax Act (Alberta), the Freehold Mineral Rights Tax Act (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of EET, the Trust and Enterra, and the Excise Tax Act (Canada), for all prior periods in respect of which such filings have heretofore been required, and each of EET, the Trust and Enterra has paid or accrued on the books of EET all taxes owing with respect to periods ending on or prior to December 31, 2003, calculated in accordance with Canadian generally acceptable accounting principles, and all payments by EET, the Trust or Enterra to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; and Enterra has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; each of EET, the Trust and Enterra has made all instalment payments required to be made prior to the date hereof under all applicable tax legislation; and each of EET, the Trust and Enterra has paid all taxes which are due and payable as at the date hereof;

(t)	to the best of the knowledge of AcquisitionCo, except to the extent that any violation or other matter referred to in this paragraph does not have a Material Adverse Effect on EET, the Trust, AcquisitionCo and Enterra, taken as a whole:

(i)	Enterra is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(ii)	Enterra has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii)	except as have been disclosed to Rocky Mountain prior the date hereof, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified on any of the real property owned or leased by the Trust and Enterra or under its control;

(iv)	there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Enterra;

(v)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Enterra;

(vi)	Enterra has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vii)	Enterra holds all material licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by Enterra, and (B) notifications relating to reclamation obligations under the Environmental Protection and Enhancement Act (Alberta), Enterra has not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(u)	EET is a “reporting issuer” or has equivalent status in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, and Nova Scotia and the Trust Units are listed on the TSX and NASDAQ, and none of EET, AcquisitionCo the Trust or Enterra has not been notified of any default or alleged default by EET of any requirement of securities and corporate laws, regulations, orders, notices and policies;

(v)	the Trust Units to be delivered pursuant to the Plan of Arrangement will, upon issuance, be duly and validly issued as trust units of EET;

(w)	the Exchangeable Shares to be delivered pursuant to the Plan of Arrangement will, upon issuance, be duly and validly issued as fully paid and non-assessable shares of AcquisitionCo; and

(x)	all information contained in the Information Circular relating to EET, the Trust and AcquisitionCo provided by the Trust to Rocky Mountain for inclusion in the Information Circular (collectively, the “Enterra Information”) shall be true and complete in all material respects and shall not contain any misrepresentation.

ARTICLE 8
ROCKY MOUNTAIN’S COVENANTS

8.1	Rocky Mountain covenants and agrees that, until Closing or the termination of this Agreement, whichever is the earlier:

(a)	other than as contemplated herein or as otherwise approved by AcquisitionCo in writing, it and its subsidiaries will not, directly or indirectly, do or permit to occur any of the following:

(i)	pursue any corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any material change to the business, capital or affairs of Rocky Mountain;

(ii)	issue, enter into any agreement to issue or grant any right to acquire (whether absolute or contingent) any securities of Rocky Mountain other than the issuance of Rocky Mountain Shares pursuant to outstanding Rocky Mountain Options;

(iii)	propose or effect any changes in its capital structure or its articles or by-laws;

(iv)	split, combine or re-classify the outstanding Rocky Mountain Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise in respect of Rocky Mountain Shares;

(v)	redeem, purchase or offer to purchase any Rocky Mountain Shares, Rocky Mountain Options or other securities;

(vi)	reduce the stated capital of Rocky Mountain or any of its outstanding shares;

(vii)	pay any dividends or make any distributions to its shareholders;

(viii)	acquire or agree to acquire (by merger, amalgamation, acquisition of securities or assets or otherwise) any person, corporation, partnership or other business or organization or division or, except in the ordinary course of business, any assets or property;

(ix)	conduct any activity or operations that would otherwise be detrimental to completion of the Arrangement;

(x)	other than pursuant to commitments entered into by Rocky Mountain prior to the date of the Agreement and disclosed to AcquisitionCo prior to the date hereof, expend any amounts, incur any liabilities, create any Encumbrance on any of its properties or assets, enter into any agreements, arrangements, provide any loans, or make any commitments outside of the ordinary course of business (whether absolute, contingent or otherwise), or make any offers that could result in any agreements or commitments, whether or not in the ordinary course of business, in an amount in excess of $50,000 in respect of any one transaction and $250,000 in aggregate;

(xi)	other than pursuant to commitments entered into by Rocky Mountain prior to the date of the Agreement and disclosed to AcquisitionCo prior to the date hereof, pay,

discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business consistent with past practice;

(xii)	enter into or close any hedge, swaps or other like transactions;

(xiii)	other than pursuant to commitments entered into by Rocky Mountain prior to the date of the Agreement and disclosed to AcquisitionCo prior to the date hereof, sell, dispose of, transfer, convey, encumber, surrender, release or abandon the whole or any part of its assets, other than production in the ordinary course;

(xiv)	grant any officer or director an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers or employees, nor adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan for the benefit of directors, officers or employees except as is necessary to comply with applicable laws or the existing provisions of any such plans or agreement, nor will it make any loan to any director, officer, employee, consultant or any other party not at arm’s length with Rocky Mountain;

(xv)	terminate any employees which would give rise to liability greater than disclosed in Section 6.1(u);

(xvi)	take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;

(b)	it shall:

(i)	except as otherwise permitted in this Agreement, conduct Rocky Mountain’s business and the business of its subsidiaries only in the usual ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in the proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Rocky Mountain shall consult with the Trust in respect of the ongoing business and affairs of Rocky Mountain and its subsidiaries and keep the Trust up to date on all material developments related thereto;

(ii)	provide to the Trust reports on Rocky Mountain’s operations and affairs as may be reasonably requested from time to time by the Trust;

(iii)	use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(iv)	use its reasonable commercial efforts to preserve intact its business organizations and goodwill and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; and

(v)	promptly notify the Trust orally and in writing of any Material Adverse Change to Rocky Mountain or the Business, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(c)	it shall not, and shall cause its directors, officers, employees, advisors and other representatives (“Representatives”) not to, nor shall it permit any of its subsidiaries to, directly or indirectly:

(i)	solicit, facilitate, initiate, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communication regarding or the making of any proposal or offer that constitutes or may constitute a Rocky Mountain Acquisition Proposal (as defined below) (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to Rocky Mountain or its shareholders from any person which constitutes, or may reasonably expect it to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Rocky Mountain or its shareholders of any securities of Rocky Mountain and its subsidiaries; (B) any acquisition of a substantial amount of assets of Rocky Mountain or its subsidiaries; (C) an amalgamation, arrangement, merger, consolidation of any of Rocky Mountain or its subsidiaries; or (D) any take-over bid, issuer bid, exchange offer, re-capitalization, liquidation, dissolution, re-organization into a royalty trust or income fund or similar transaction involving any of Rocky Mountain or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Arrangement or which would or could reasonably be expected to materially reduce the benefits of the Arrangement to the Trust (any such inquiry or proposal in respect of any of the foregoing referred to as a “Rocky Mountain Acquisition Proposal”). Rocky Mountain shall immediately cease and cause to be terminated, and shall cause its subsidiaries and all Representatives to immediately terminate and cause to be terminated, all existing discussions or negotiations with any person conducted heretofore with respect to, or that could reasonably be expected to lead to a Rocky Mountain Acquisition Proposal. Rocky Mountain shall promptly notify each Representative of its obligations under this Section 8.1(c)(i). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth above by any subsidiary of Rocky Mountain or any Representative, whether or not such person is purporting to act on behalf of Rocky Mountain, shall be deemed to be a breach of this Section 8.1(c)(i);

(ii)	enter into or participate in any discussions or negotiations regarding a Rocky Mountain Acquisition Proposal or, except in the ordinary course of business, furnish any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Rocky Mountain or its subsidiaries or of a Rocky Mountain Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii)	waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of any rights or other benefits of Rocky Mountain or its subsidiaries in any confidential information agreement, including, without limitation, any “standstill provision” thereunder;

provided that the foregoing shall not prevent the board of directors of Rocky Mountain from responding as required by law to any bona fide unsolicited offer or proposal in writing regarding a Rocky Mountain Acquisition Proposal from a third party (provided that prior to providing any additional information, such third party first enters into a confidentiality agreement substantially similar to the confidentiality agreement provided to the Trust and which confidentiality agreement shall not in any way restrict disclosure to the Trust by Rocky Mountain, including disclosure of prospective discussions and negotiations between Rocky Mountain and such third party) or making any disclosure to its shareholders with respect thereto, if and only to the extent that such third party has demonstrated that the funds or other consideration necessary for the Rocky Mountain Acquisition Proposal are available and Rocky Mountain’s board of directors shall further conclude in good faith after receiving advice of its financial advisors, that such Rocky Mountain Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially more favourable to Rocky Mountain and the Rocky Mountain Securityholders than the Arrangement; and after considering applicable law and written advice of its outside counsel, that any such response in connection with such Rocky Mountain Acquisition Proposal is necessary in order for the board of directors to act in a manner consistent with its fiduciary duties under applicable law and after giving effect to all proposals to adjust the terms and conditions of this Agreement and the Arrangement which may be offered by the Trust during the 48 hours notice period set forth below. Rocky Mountain shall give the Trust orally and in writing at least 48 hours advance notice of any meeting of the board of directors of Rocky Mountain to accept, recommend, approve or implement a Rocky Mountain Acquisition Proposal. Such notice shall include the principal business terms and conditions of the Rocky Mountain Acquisition Proposal and the general attributes of any non cash consideration;

(d)	it will notify the Trust immediately if any inquiries or proposals contemplated by subsection 8.1(c) are received by it and the details of any such inquiries or proposals, or if any such information is requested from or any such negotiations or discussions are sought to be initiated or conducted with it;

(e)	it will keep the Trust fully informed as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from the Business, in the opinion of Rocky Mountain;

(f)	it will use reasonable commercial efforts to cooperate with the Trust to enable an orderly integration of the business and affairs of Rocky Mountain with the Trust after the Effective Date;

(g)	it will make available and cause to be made available to the Trust, its agents and advisors, as the Trust may reasonably request, all documents and agreements (including without limitation, any correspondence between Rocky Mountain and its advisors or any governmental body and all minute books) and access to Rocky Mountain’s premises, field operations, records, computer systems and employees in any way relating to or affecting the Business, or the business, operations, prospects, affairs or financial status of Rocky Mountain and its subsidiaries and such other documents or agreements as may be necessary to enable the Trust to verify the truth of the representations and warranties of Rocky Mountain herein and compliance by Rocky Mountain with the terms and conditions hereof, except where Rocky Mountain is contractually precluded from making such document or agreement available, and cooperate with the Trust in securing access for the Trust to any such documentation not in the possession or under the control of Rocky Mountain or its subsidiaries;

(h)	it will not disclose to any person, other than officers, directors and key employees and professional advisors of Rocky Mountain, any confidential information relating to the Trust or its affiliates except Enterra Information required to be disclosed by law or otherwise known to the public;

(i)	it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by Rocky Mountain in this Agreement untrue at any time prior to the Effective Time;

(j)	it will use its reasonable commercial efforts to fulfill or cause the fulfilment of the conditions set forth in Sections 4.1 and 5.1, to the extent the fulfilment of the same is within the control of Rocky Mountain, it being acknowledged that in order to facilitate the exercise of Rocky Mountain Options at or prior to Closing, Rocky Mountain shall be permitted to implement such policies and procedures (including the lending of sufficient funds to the holders of Rocky Mountain Options to allow for the exercise of the Rocky Mountain Options by such holders prior to Closing provided the person who is provided the funds required to exercise such Rocky Mountain Options grants the Rocky Mountain Shares issuable upon exercise thereof and the cash, Trust Units and/or Exchangeable Shares receivable by such person pursuant to the Arrangement as payment (in the case of cash consideration) or security (in the case of Trust Units and Exchangeable Shares) for any such loan) to allow for the due exercise of Rocky Mountain Options, on terms and conditions satisfactory to AcquisitionCo, acting reasonably;

(k)	it will forthwith file, proceed with and diligently prosecute an application to the Court under the ABCA for an Interim Order of the Court with respect to the matters pertaining to the Arrangement and acceptable to the Trust, acting reasonably;

(l)	it will:

(i)	forthwith carry out the terms of the Interim Order to the extent applicable to it;

(ii)	convene the Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Rocky Mountain in form and substance reasonably satisfactory to the Trust), in each case as ordered by the Interim Order;

(iii)	solicit proxies to be voted at the Meeting in favour of the Arrangement;

(iv)	provide notice to the Trust of the Meeting and allow the Trust’s representatives to attend the Meeting unless such attendance is prohibited by rules governing such Meeting; and

(v)	conduct the Meeting in accordance with the Interim Order, the bylaws of Rocky Mountain and any instrument governing such Meeting, as applicable, and as otherwise required by law;

(m)	it will prepare (in consultation with the Trust), file and distribute to the Rocky Mountain Securityholders in a timely and expeditious manner, the Information Circular, and any amendments or supplements to the Information Circular, and will include the Fairness Opinion as a schedule thereto, all as required by the Interim Order or by applicable law, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of issue thereof;

(n)	subject to the provisions of Section 8.2, it will include in the Information Circular the unanimous recommendation of the board of directors of Rocky Mountain that the Rocky Mountain Shareholders vote in favour of the Arrangement;

(o)	it will, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(p)	it will forthwith carry out the terms of the Final Order to the extent applicable to Rocky Mountain and will forthwith file Articles of Arrangement and the Final Order with the Registrar;

(q)	except for proxies and other non substantive communications with security holders, Rocky Mountain will furnish promptly to the Trust a copy of each notice, report, schedule or other document delivered, filed or received by Rocky Mountain in connection with: (i) the Arrangement; (ii) the Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated herein;

(r)	it will make other necessary filings and applications under applicable Canadian federal and provincial and U.S. laws and regulations required on the part of Rocky Mountain in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws and regulations;

(s)	it will promptly advise the Trust of the number of Rocky Mountain Shares for which Rocky Mountain has received notices of dissent (if required by the Interim Order) or written objections to the Plan of Arrangement and will provide the Trust with copies of such notices or written objections; and

(t)	at the request of AcquisitionCo, Rocky Mountain will sell its interest in Candera Exploration Inc. on terms and conditions as are approved by AcquisitionCo.

8.2	Notwithstanding the representation in subsection 6.1(h) and subject to compliance with subsection 8.1(c), if prior to the completion of the Arrangement, another bona fide Rocky Mountain Acquisition Proposal is proposed, offered or made to the holders of Rocky Mountain Shares or to Rocky Mountain which, in the reasonable opinion of Rocky Mountain’s board of directors, after consultation with its financial advisors, would result in a financially superior transaction, directly or indirectly, for the holders of Rocky Mountain Shares than that contemplated by the Arrangement, the board of directors of Rocky Mountain may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably and upon the advice of its outside legal counsel, such withdrawal, modification or change is required in discharge of the fiduciary duties of the board of directors of Rocky Mountain.

8.3	Rocky Mountain agrees to pay to the Trust in cash (on the date of the occurrence of any event below) the full amount of the Deposit plus an additional amount of $1,000,000 (the “Trust Break Fee”) if:

(a)	the board of directors of Rocky Mountain fails to recommend that Rocky Mountain Shareholders vote in favour of the Arrangement or the board of directors of Rocky Mountain withdraws, modifies or changes its recommendation to Rocky Mountain Shareholders to vote in favour of the Arrangement (other than as a result of and in direct response to a material breach by AcquisitionCo or the Trust of their obligations under this Agreement that would or reasonably could be expected to result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by this Agreement or a material misrepresentation by the Trust or AcquisitionCo of any of their respective representations or warranties contained in this Agreement);

(b)	a bona fide Rocky Mountain Acquisition Proposal is made or announced and not withdrawn prior to the Meeting, the Plan of Arrangement is not approved at the Meeting and the Rocky Mountain Acquisition Proposal is completed within 12 months of the Meeting;

(c)	a breach or non-performance by Rocky Mountain of any of its obligations, representations and warranties in this Agreement, which breach or non-performance individually or in the aggregate would or reasonably could be expected to result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated by this Agreement or a material misrepresentation by Rocky Mountain of any of its representations or warranties contained in this Agreement, and which Rocky Mountain fails to cure within five Business Days after receipt of written notice thereof from AcquisitionCo (except that no cure period shall be provided for a breach by Rocky Mountain which by its nature cannot be cured and in no event shall any cure period extend beyond Closing), except where such breach is itself directly the result of a material breach or non-performance by the Trust or AcquisitionCo of any of their respective representations, warranties or covenants contained in this Agreement; or

(d)	a Rocky Mountain Shareholder who is party to a Lock-up Agreement fails to vote their Rocky Mountain Shares in accordance with such agreement and Plan of Arrangement is not approved at the Meeting.

8.4	Rocky Mountain hereby agrees to pay to the Trust in cash (on the date of the occurrence of the applicable event below) the amount of $500,000, in lieu of any amount that would be payable under Section 8.3 hereof, if the transactions contemplated by this Agreement are not completed as a result of:

(a)	the non-satisfaction by the Trust or AcquisitionCo, or non-waiver by Rocky Mountain, of the conditions precedent to Closing set forth in subsection 3.1(d) hereof; or

(b)	the non-satisfaction by Rocky Mountain, or non-waiver by the Trust and AcquisitionCo, of the conditions precedent to Closing contained in Section 4.1(d) hereof.

8.5	Rocky Mountain acknowledges that the payment amount set out in this Sections 8.3 and 8.4 constitute liquidated damages and is a genuine pre-estimate of the damages which the Trust will suffer or incur in the event of the occurrence of one of the events set forth above, and the Trust will not be able to seek further damages or participate in any legal action or suits in connection with such events.

ARTICLE 9
THE TRUST’S AND ACQUISITIONCO’S COVENANTS

9.1	Each of the Trust and AcquisitionCo covenants and agrees that until the Closing or the termination of this Agreement, whichever is the earlier:

(a)	other than as contemplated herein, it will not do, and it will not cause or permit EET to do, as applicable, any of the following:

(i)	propose or effect any changes in its capital structure or its governing documents;

(ii)	split, combine or re-classify the outstanding Trust Units, or declare, set aside or pay any distribution payable in respect of the Trust Units other than in accordance with EET’s existing distribution policy;

(iii)	purchase or offer to purchase any Trust Units or other securities except pursuant to any outstanding normal course issuer bid of EET;

(iv)	pay any distributions to its unitholders other than in accordance with EET’s existing distribution policy;

(v)	conduct any activity or operations that would otherwise be detrimental to the Arrangement;

(vi)	other than pursuant to commitments entered into by EET prior to the date of this Agreement and other than in the ordinary course of business consistent with past practice, pay, discharge or satisfy any material claims, liabilities or obligations;

(vii)	take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;

(b)	it shall:

(i)	except as otherwise permitted in this Agreement, conduct its business and the business of its subsidiaries only in the usual ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in the proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property); and

(ii)	promptly notify Rocky Mountain orally and in writing of any Material Adverse Change in its business, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(c)	it will use their reasonable commercial efforts to fulfil or cause the fulfilment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible to the extent the fulfilment of the same is within the control of the Trust and AcquisitionCo;

(d)	it will assist Rocky Mountain in the preparation of the Information Circular and provide to Rocky Mountain, in a timely and expeditious manner, all information as may be reasonably requested by Rocky Mountain or is required by the Interim Order or applicable law, with respect to the Trust and its affiliates, the Arrangement and the transactions to be completed at the Meeting for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(e)	from and after the Effective Date, it will cause Rocky Mountain or any successor to Rocky Mountain to: (i) fulfil its obligations pursuant to indemnities provided or available to past and present directors and officers of Rocky Mountain pursuant to the provisions of the articles or by-laws of Rocky Mountain and applicable corporate legislation and any written indemnity agreements between Rocky Mountain and its past and present directors and officers;

(f)	it shall indemnify and save harmless Rocky Mountain and the directors, officers and agents of Rocky Mountain from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Rocky Mountain, or any director, officer or agent thereof, may be subject or which Rocky Mountain, or any director, officer or agent thereof; may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Enterra Information;

(g)	it will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to the Trust provided that nothing shall require the Trust to consent to any material modification of this Agreement, the Arrangement or the Trust’s obligations hereunder or thereunder;

(h)	it will not disclose to any person, other than officers, directors and key employees and professional advisors of EET, the Trust or AcquisitionCo, any confidential information relating to Rocky Mountain except information disclosed in the Information Circular, required to be disclosed by law or otherwise known to the public;

(i)	it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by the Trust or AcquisitionCo in this Agreement untrue at any time prior to the Effective Time;

(j)	it will make all necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada and the United States required on the part of the Trust in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations; and

(k)	it will permit Rocky Mountain to secure directors and officers insurance coverage on reasonable commercial terms for the current directors and officers of Rocky Mountain in the per occurrence coverage amount similar to what is currently carried by Rocky Mountain on a trailing liability basis for a three year period; provided that Rocky Mountain shall not, without the prior consent of AcquisitionCo, spend more than $50,000 on such insurance.

ARTICLE 10
TERMINATION

10.1	Notwithstanding any other rights contained herein, the Trust may terminate this Agreement provided that it is not in default of any of its representations, warranties or covenants under this Agreement upon notice to Rocky Mountain:

(a)	if the Interim Order is set aside or modified in a manner unacceptable to the Trust, acting reasonably, on appeal or otherwise;

(b)	if the Arrangement is not approved by Rocky Mountain Shareholders in accordance with the terms of the Interim Order and all Applicable Laws on or before September 30, 2004;

(c)	if the Final Order has not been granted in form and substance satisfactory to the Trust, acting reasonably on or before September 30, 2004;

(d)	if the Arrangement has not become effective on or before September 30, 2004;

(e)	if the Trust Break Fee shall have become payable;

(f)	if the Court, or any other court or a Governmental Authority shall have issued an order or taken any other action, in each case which has become final and non appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(g)	upon any other circumstances hereunder that give rise to a termination of this Agreement by the Trust, including those set forth in Sections 4.1 and 5.1 hereof.

10.2	Notwithstanding any other rights contained herein, Rocky Mountain may terminate this Agreement provided that it is not in default of any of its representations, warranties or covenants under this Agreement upon notice to the Trust:

(a)	if the Interim Order is set aside or modified in a manner unacceptable to Rocky Mountain, acting reasonably, on appeal or otherwise;

(b)	if the Arrangement is not approved by Rocky Mountain Shareholders in accordance with the terms of the Interim Order and all Applicable Laws on or before September 30, 2004;

(c)	if the Final Order has not been granted in form and substance satisfactory to Rocky Mountain, acting reasonably on or before September 30, 2004;

(d)	if the Arrangement has not become effective on or before September 30, 2004;

(e)	if the Trust Break Fee shall have become payable and been paid by Rocky Mountain

(f)	if the Court, or any other court or a Governmental Authority shall have issued an order or taken any other action, in each case which has become final and non appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(g)	upon any other circumstances hereunder that give rise to a termination of this Agreement by Rocky Mountain, including those set forth in Sections 3.1 and 5.1 hereof.

10.3	Unless otherwise provided herein, the exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

10.4	If this Agreement is validly terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Rocky Mountain or the Trust, as the case may be, or their agents and, except for the rights and obligations set forth in this Section and Sections 8.1(h), 8.3, 9.1(h) and 13.1 (which shall survive any termination of this Agreement and continue in full force and effect), no party shall have any further obligations to any other party hereunder with respect to this Agreement.

ARTICLE 11
AMENDMENT

11.1	This Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by written agreement of the parties hereto without further notice to or authorization on the part of their respective shareholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(c)	waive compliance with or modify any of the covenants or conditions herein contained and waive or modify performance of any of the obligations of the parties hereto;

provided that any such amendment may not reduce or materially adversely affect the consideration to be received by a Rocky Mountain Shareholder.

ARTICLE 12
COSTS

12.1	Except as contemplated in the Arrangement and herein, each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby.

ARTICLE 13
DISCLOSURE

13.1	No party hereto shall disclose, by press release, any aspect of the transactions contemplated hereby, without prior consent of the other party. Notwithstanding the foregoing, if either party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will inform, to the extent reasonably feasible, the other party as to the wording of such disclosure prior to its being made.

ARTICLE 14
NOTICES

14.1	Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by hand delivery addressed to the party to whom the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

14.2	The address for service of each of the parties hereto shall be as follows:

if to the Trust or AcquisitionCo:

Enterra Energy Corp.
2600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Telecopier No.: (403) 294-1197
Attention:           Luc Chartrand
                           President & CEO

with a copy to:

McCarthy Tétrault LLP
Suite 3300, 421 - 7th Avenue S.W.
Calgary, AB T2P 4K9
Telecopier No.: (403) 260 3501
Attention:          Barclay A. Laughland

if to Rocky Mountain:

Rocky Mountain Energy Corp.
#1001, 505 – 3rd Street S.W.
Box 844, Station M
Calgary, Alberta T2P 3E6
Telecopier No.: (403) 265-1241
Attention:          William E. Ambrose
                           President & CEO

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, AB T2P 4K7
Telecopier No.: (403) 265-7219
Attention:          Donald M. Boykiw

ARTICLE 15
TIME

15.1	Time shall be of the essence in this Agreement.

ARTICLE 16
ENTIRE AGREEMENT

16.1	This Agreement:

(a)	from the date hereof constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; and

(b)	is not intended to confer upon any other person any rights or remedies hereunder unless expressly provided for herein.

ARTICLE 17
SEVERABILITY

17.1	If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

ARTICLE 18
FURTHER ASSURANCES

18.1	Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

ARTICLE 19
GOVERNING LAW

19.1	This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta.

19.2	Each party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

ARTICLE 20
THIRD PARTY BENEFICIARIES

20.1	Section 9.1(e) hereof is intended for the benefit of the present and former directors and officers of Rocky Mountain and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively the “Third Party Beneficiaries”) and Rocky Mountain and any successor to Rocky Mountain shall hold the rights and benefits of this Article 20 in trust for and on behalf of the Third Party Beneficiaries and Rocky Mountain hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and such are in addition to, and not in substitution for, any other rights that any Third Party Beneficiary may have by contract or otherwise.

ARTICLE 21
EXECUTION IN COUNTERPARTS

21.1	This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

ARTICLE 22
WAIVER

22.1	No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

ARTICLE 23
ENUREMENT AND ASSIGNMENT

23.1	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other party hereto except that the Trust may assign all or a portion of its rights under this Agreement to any subsidiary of the Trust, but no assignment shall relieve the Trust of its obligations hereunder.

ARTICLE 24
LIABILITY OF TRUSTEES

24.1	The parties hereto acknowledge that the trustees of the Trust (“Trustees”) are entering into this Agreement solely in their capacity as trustees on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustees or any holder of the units of the Trust and that any recourse against the Trust, the Trustees, or any holder of the units of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of November 24, 2003 as amended from time to time.

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     IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ENTERRA COMMERCIAL TRUST, by its trustees
Per:	(signed) “Herman S. Hartley”

Herman S. Hartley
ROCKY MOUNTAIN ACQUISITION CORP.
Per:	(signed) “Luc Chartrand”

Luc Chartrand
ROCKY MOUNTAIN ENERGY CORP.
Per:	(signed) “Robert A. Germiquet”

Robert A. Germiquet